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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

 (Check One):  [ X ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
               [   ] Form 10-Q [  ] Form 10-D  [  ] Form N-SAR  [  ] Form N-CSR

         For Period Ended:  December 31, 2006
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Speaking Roses International, Inc.
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Full Name of Registrant

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Former Name if Applicable

404 Ironwood Drive
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Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah, 84115
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a)    The   reasons described in reasonable detail in Part III of
                this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q
                or  subject  distribution  report   on  Form  10-D,  or  portion
                thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

Registrant's Controller/Acting Chief Financial Officer experienced an immediate family member death during the month of March 2007. As he was appointed to be the decedent's estate representative, he was required to be away from his duties with registrant for a substantial period of time. This family emergency prevented registrant from completing the required filing preparation by the required deadline. Subsequently, registrant's legal counsel and independent auditor were likewise unable to complete their review of the Registrant's financial statements and disclosures in sufficient time for Registrant to review internally, and confidently file prior to March 30, 2007, its Annual Report on Form 10-KSB for the period ended December 31, 2006, without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   David R. Nichols              801           433-3900
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                     (Name)                   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


                       SPEAKING ROSES INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 2, 2007                 By:  /s/  David R. Nichols
                                           Controller/Acting Chief
                                           Financial Officer





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